Louis Lehot

T: +1 650 843 5949

llehot@cooley.com

October 31, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Adams

Susan Block

Re:	CHC Group Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 16, 2014

File No. 333-198876

Dear Mr. Adams:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, CHC Group Ltd. (the “Company”), is Amendment No. 2 to the Company’s registration statement on Form S-1 (“Amendment No. 2”). Amendment No. 2 updates the Company’s registration statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2014 (Commission file no. 333-198876), as amended by Amendment No. 1 filed with the Commission on October 16, 2014 (“Amendment No. 1”).

Amendment No. 2 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 30, 2014, with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers in Amendment No. 2.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 2 marked to show changes from Amendment No. 2.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400

U.S. Securities and Exchange Commission October 31, 2014 Page Two

Staff Comments and Company Responses

Exhibit 5.1

1.	Please revise to have counsel opine that the rights are binding obligations of the company under the law of the jurisdiction governing the rights agreement. Refer to Section II.B.f. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov. Please also revise the legality opinion to remove assumption 4.

Response: The Company advises the Staff that Amendment No. 2 includes as Exhibit 5.1 a revised legality opinion of the Company’s counsel incorporating the Staff’s comments.

* * * *

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400

U.S. Securities and Exchange Commission October 31, 2014 Page Three

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to Michael Tenta (telephone: (650) 843-5636; email: mtenta@cooley.com or the undersigned at (telephone: (650) 843-5949; email: llehot@cooley.com) of Cooley LLP, counsel to the Company.

Sincerely,

/s/ Louis Lehot
Louis Lehot
For Cooley LLP

cc:	Michael O’Neill, Esq.
Russ Hill, Esq.
Joan Hooper
Rebecca Camden
CHC Group Ltd.

Michael Tenta, Esq.
Alan Hambelton, Esq.
Cooley LLP

William E. Curbow, Esq.
Christopher May, Esq.
James Cross, Esq.
Simpson Thacher & Bartlett LLP

Kevin A. Rinker, Esq.
Uri Herzberg, Esq.
Phillip Voss, Esq.
Debevoise & Pimpleton LLP

Gary Miller

Ernst & Young LLP

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400